Hello __________,

I hope this email finds you well. How are you and the family? Things are great here!

I am emailing to follow up regarding our Cohere equity crowdfunding campaign on Wefunder that we talked about. The preparation is going great and we couldn't be more excited that we can now provide investment opportunity to everyone.

As part of any equity based crowdfunding campaign we are required to log $50K in committed investment prior to being able to launch. I would love for you to be one of our listed commitments. Now this is solely a commitment. You have no legal obligation whatsoever to invest if you were to change your mind for some unforeseen reason.

Would you be open to adding yourselves to the list? If so I will send you the link. It is a very quick process.

Thank you so much for your commitment and your consideration to support this investment tally!

Best!

--

cohere

Dakotah Joseph Apostolou
Co-founder, CEO
Email | Phone | Schedule

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

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We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.